SICHENZIA ROSS FRIEDMAN FERENCE  LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
TEL 212 930 9700 FAX 212 930 9725 WWW.SRFFLLP.COM

November 9, 2006

Michele Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  VoIP, Inc. Preliminary Schedule 14A

Dear Ms. Anderson:

This Firm represents VoIP, Inc. (the “Company”) in the above-referenced matter. Although the preliminary Schedule 14A is a new filing, we are also responding to your letter dated March 1, 2006 pertaining to the Company’s preliminary Schedule 14A; File No. 0-28985.

Information about Solicitation and Voting, page 3

1.
Revise to state that the proxy statement will be accompanied with or preceded by your annual report to shareholders for the fiscal year ended December 31, 2005, instead of 2004, in accordance with Rule 14a-3(b)(1). Please note that this annual report to shareholders should include financial statements for the year ended December 31, 2005.

Response

The requested revision has been made on page 1. The annual report that is being sent to the Company’s shareholders will include the financial statements for the year ended December 31, 2005.

2.
Disclose the required stockholder vote to approve any charter amendment proposal. We note that you currently describe only the required stockholder vote for the election of directors and for approval of proposal two. Also revise to clarify how abstentions and withholding of a vote will be counted for purposes of the first two proposals Specifically, it is unclear whether the statement that “an abstention or withholding of a vote will not be counted for purposes of determining whether the requisite vote has been obtained” means that they will not be counted as votes cast on the proposals

Response

The proxy has been revised to disclose the required stockholder vote to approve the charter amendment proposal. Please see page 3. The proxy has also been revised to clarify how abstentions or withholding of a vote will be counted. Please see page 3.

Michele Anderson, Esq.
November 9, 2006
Page of  2 of  3

Proposal Three. Proposal to Amend and Restate the Company’s Articles, page 19

3.
Please clarify throughout the proxy statement and in the proxy card whether you are seeking stockholder approval for the authorization of a class of preferred stock or for the issuance of preferred stock, or both. If you are, then you should divide proposal number three into at least two distinct proposals, one concerning the increase in authorized common stock and the other regarding the authorization of a class of preferred stock. If you are also seeking approval for the issuance of common stock and preferred stock, then each should be a separate proposal, too. See Rule 14a-4(a)(3) of Schedule 14A and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

Response

The proxy has been revised to clarify that the Company is seeking approval for authorization of a 25,000,000 shares of preferred stock, but not the issuance of these shares. Please see pages 1, 2, 3, 18, 32 and the form of proxy card. If the proposal is approved, the Board of Directors intends to designate a Class of Series A preferred stock, which it will have the authority to issue. The Company has included a separate proposal to approve its restated Articles of Incorporation to increase the number of common shares it is authorized to issue to 400,000,000 shares. However, the Company is not seeking the authorization to issue these shares because such authorization is not required.

4.
On page 15 in your certain relationship and related transactions section, you state that in October 2005 you purchased all of the assets of WQN, Inc. for a $3,700,000 promissory note convertible into your common or preferred stock, 1,250,000 shares of your restricted common stock and a warrant to purchase 5,000,000 shares of your common stock. Clarify whether your ability to issue the underlying stock to WQN depends on the outcome of the common stock or preferred stock proposals. With regard to shares issued or to be issued in connection with a previous acquisition, we direct your attention to Note A to Schedule 14A. Please revise your proxy statement to provide all of the information required by Items 11, 13 and 14 of Schedule 14A, as required by Note A, or tell us in your response letter why you believe you are not required to provide some or all of this information.

The Company will not be able to issue shares of its preferred stock to WQN, Inc. if the proposal to approve the restated Articles of Incorporation to authorize 25,000,000 shares of preferred stock is not approved by the Company’s stockholders. Similarly, the Company will not be able to issue common stock to WQN, Inc. if the proposal to approve its Restated Articles of Incorporation to increase the number of authorized common shares to 400,000,000 shares is not approved by the Company’s stockholders. The proxy statement has been revised to provide the information required by Items 11, 13, and 14 of Schedule 14A. Please see pages 18 - 31.

5.
On page 20 you state that you have “no current plans to issue shares of any class of common stock.” Yet your Form S-1 (file number 333-131827) suggest that, as of February 9, 2006, you have several outstanding warrants and options to purchase your common stock. Please revise your disclosure regarding your plans to issue common stock accordingly.

The proxy statement has been revised in accordance with the staff’s comments. Please see page 31.

Please see the attachment statement from the Company.

Michele Anderson, Esq.
November 9, 2006
Page of  3 of  3

Please contact the undersigned with your further questions and comments.

Very truly yours,

/s/ David B. Manno
David B. Manno

[Letterhead of VoIP, Inc.]

November 9, 2006

Michele Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: VoIP, Inc. Preliminary Schedule 14A

Dear Ms. Anderson:

In response to the SEC’s letter dated March 1, 2006 pertaining to the Company’s preliminary Schedule 14A; File No. 0-28985, VoIP, Inc. acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Robert Staats Robert Staats Chief Accounting Officer